After all of the transactions reported on this Form 4, the Reporting Person is the direct beneficial owner of 30,707 shares of Common Stock (including the 3,050 restricted Common shares referenced in footnote 4), and the indirect beneficial owner of 2,771,731 shares of Common Stock held as follows: 555 shares by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle; 2,191,785 shares by Willing L. Biddle, the Reporting Person's husband (including the 950,000 restricted Common shares referenced in footnote 4); 284,240 shares by each of the Catherine U. Biddle Dynasty Trust ("CUB Trust") and the Willing L. Biddle Dynasty Trust ("WLB Trust"), of which the issue of Willing L. Biddle and Catherine U. Biddle are the beneficiaries and Mr. Biddle and Mrs. Biddle, respectively, are the trustees; 2,307 shares by Mr. Biddle's IRA; 5,163 shares by the P.T. Biddle (Deceased) IRA for the benefit of Mr. Biddle; 2,371 shares by the trust established under the Issuer's Deferred Compensation Plan dated 01/01/2005; and 1,070 shares by the Charles and Phoebe Biddle Trust for the benefit of the Issue of Mr. Biddle, for which Mr. Biddle and Charles J. Urstadt are sole trustees. Mrs. Biddle disclaims beneficial ownership of any shares held by the WLB Trust. The number of shares reported does not include shares of Common Stock of the Issuer owned by Urstadt Realty Associates Co LP ("URACO"), a Delaware limited partnership of which the Catherine U. Biddle Irrevocable Trust (the "Irrevocable Trust") is a limited partner. Shares held by URACO are separately reported by the general partner of URACO. The Reporting Person is the sole beneficiary of the Irrevocable Trust.